UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: March 29, 2006                       /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 10 and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/ JOSEPH GROSSO                                  /s/ ART LANG
-----------------                                  -----------------------
Joseph Grosso                                      Art Lang
President                                          Chief Financial Officer


March 24, 2006

PRICEWATERHOUSECOOPERS
--------------------------------------------------------------------------------
                                                    PricewaterhouseCoopers LLP
                                                    Chartered Accountants
                                                    PricewaterhouseCoopers Place
                                                    250 Howe Street, Suite 700
                                                    Vancouver, British Columbia
                                                    Canada V6C 3S7
                                                    Telephone 1 604 806 7000
                                                    Facsimile 1 604 806 7806






INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS OF
IMA EXPLORATION INC.

We have audited the consolidated balance sheets of IMA EXPLORATION INC. as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.


/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
March 24, 2006







PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other memeber firms of PricewaterhouseCoopers International Limited, each of which is a seperate and independent legal entity.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2005            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             7,731,395       5,227,354
Accounts receivable, prepaids and
     deposits (Note 5 and 7)                            548,492         162,802
Marketable securities (Note 4)                          186,000         186,000
                                                   ------------    ------------
                                                      8,465,887       5,576,156

EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 5)                 -          94,102

MINERAL PROPERTIES AND
     DEFERRED COSTS (Notes 2 and 8)                  15,032,107       6,551,598
                                                   ------------    ------------
                                                     23,497,994      12,221,856
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                976,811         523,378

FUTURE INCOME TAX LIABILITIES (Note 8)                1,760,110         885,093
                                                   ------------    ------------
                                                      2,736,921       1,408,471
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               50,414,672      36,982,307

CONTRIBUTED SURPLUS (Note 6)                          5,854,445       3,428,382

DEFICIT                                             (35,508,044)    (29,597,304)
                                                   ------------    ------------
                                                     20,761,073      10,813,385
                                                   ------------    ------------
                                                     23,497,994      12,221,856
                                                   ============    ============

NATURE OF OPERATIONS AND CONTINGENCY (Note 1)

COMMITMENTS (Note 7)

SUBSEQUENT EVENTS (Note 12)

APPROVED BY THE BOARD

/s/ DAVID HORTON        , Director
------------------------

/s/ ROBERT STUART ANGUS , Director
------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2005            2004            2003
                                                         $               $               $


EXPENSES

Administrative and management services                  150,340         240,084         119,921
Corporate development and investor relations            525,938         317,987         196,537
General exploration                                      55,914         228,961         226,956
Office and sundry                                       148,015         107,678          52,118
Professional fees                                     2,327,278         894,780         198,876
Rent, parking and storage                                72,791          90,629          35,552
Salaries and employee benefits                          585,560         313,409          98,202
Stock based compensation (Note 6)                     1,800,000       1,972,860       1,487,235
Telephone and utilities                                  26,648          34,165          18,681
Transfer agent and regulatory fees                      199,715          57,743          34,078
Travel and accommodation                                256,035         203,591          52,175
Cost recoveries (Note 7)                                      -        (149,271)        (17,290)
                                                   ------------    ------------    ------------
                                                      6,148,234       4,312,616       2,503,041
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (6,148,234)     (4,312,616)     (2,503,041)
                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                       (232,954)        195,285          12,763
Reorganization costs                                          -         346,103               -
Interest and other income                              (150,406)       (101,589)        (66,561)
Gain on options and disposition of
     mineral properties                                       -        (328,346)              -
Write-down of marketable securities                           -          99,762               -
                                                   ------------    ------------    ------------
                                                       (383,360)        211,215         (53,798)
                                                   ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS                      (5,764,874)     (4,523,831)     (2,449,243)

Loss allocated to spin-off assets (Note 2)                    -         131,232         969,175
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (5,764,874)     (4,655,063)     (3,418,418)

DEFICIT - BEGINNING OF YEAR                         (29,597,304)    (17,577,363)    (14,158,945)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF ASSETS
     TO GOLDEN ARROW (Note 2)                          (145,866)     (7,364,878)              -
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (35,508,044)    (29,597,304)    (17,577,363)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE
     FROM CONTINUNG OPERATIONS                           $(0.12)         $(0.11)         $(0.08)
                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.12)         $(0.11)         $(0.11)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       46,197,029      40,939,580      32,251,753
                                                   ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2005            2004            2003
                                                         $               $               $


CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (5,764,874)     (4,655,063)     (3,418,418)
Net loss allocated to spin-off assets                         -         131,232         969,175
                                                   ------------    ------------    ------------
Net loss from continuing operations                  (5,764,874)     (4,523,831)     (2,449,243)

Items not affecting cash
     Depreciation                                             -          26,665          13,257
     Stock based compensation                         1,800,000       1,972,860       1,487,235
     Gain on options and disposition of
          mineral properties                                  -        (328,346)              -
     Write-down of marketable securities                      -          99,762               -
                                                   ------------    ------------    ------------
                                                     (3,964,874)     (2,752,890)       (948,751)
Change in non-cash working capital balances             115,256          74,785         182,698
                                                   ------------    ------------    ------------
                                                     (3,849,618)     (2,678,105)       (766,053)
Cash used in spin-off operations                              -        (283,629)       (653,496)
                                                   ------------    ------------    ------------
                                                     (3,849,618)     (2,961,734)     (1,419,549)
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties
     and deferred costs                              (7,025,492)     (4,448,659)     (1,069,228)
Net mineral properties and marketable securities
     cash flow related to spin-off assets                     -          32,592        (781,533)
Proceeds from sale/(purchase) of equipment               46,589         (93,650)        (21,875)
                                                   ------------    ------------    ------------
                                                     (6,978,903)     (4,509,717)     (1,872,636)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES
Issuance of common shares                            14,215,165       9,707,897       6,467,245
Share issuance costs                                   (736,737)       (411,237)       (188,850)
                                                   ------------    ------------    ------------
                                                     13,478,428       9,296,660       6,278,395
                                                   ------------    ------------    ------------
INCREASE IN CASH AND CASH EQUIVALENTS                 2,649,907       1,825,209       2,986,210

CASH TRANSFERRED TO GOLDEN ARROW (Note 2)              (145,866)     (1,020,189)              -
                                                   ------------    ------------    ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS             2,504,041         805,020       2,986,210

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR         5,227,354       4,422,334       1,436,124
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR               7,731,395       5,227,354       4,422,334
                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash                                                    151,395         927,354       1,622,334
Term Deposits                                         7,580,000       4,300,000       2,800,000
                                                   ------------    ------------    ------------
                                                      7,731,395       5,227,354       4,422,334
                                                   ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                      NAVIDAD
                                                      NAVIDAD          AREAS          IVA TAX          TOTAL
                                                         $               $               $               $


Balance, beginning of year                            5,770,968         112,694         667,936       6,551,598
                                                   ------------    ------------    ------------    ------------
Expenditures during the year
     Assays                                             316,220               -               -         316,220
     Communications                                      28,100              51               -          28,151
     Drilling                                         2,188,346               -               -       2,188,346
     Engineering                                         53,340               -               -          53,340
     Environmental                                      391,816               -               -         391,816
     Geophysics                                         176,036               -               -         176,036
     Metallurgy                                         501,070               -               -         501,070
     Office and other                                    95,310             640               -          95,950
     Petrography                                         13,563               -               -          13,563
     Salaries and Contractors (Note 6 (d))            1,539,569               -               -       1,539,569
     Supplies and Equipment                             441,012              41               -         441,053
     Transportation                                     248,554               -               -         248,554
     Project Development                                828,036               -               -         828,036
     IVA Tax                                                  -               -         783,788         783,788
                                                   ------------    ------------    ------------    ------------
                                                      6,820,972             732         783,788       7,605,492
                                                   ------------    ------------    ------------    ------------
Future income tax (Note 8)                              875,017               -               -         875,017
                                                   ------------    ------------    ------------    ------------
Balance, end of year                                 13,466,957         113,426       1,451,724      15,032,107
                                                   ============    ============    ============    ============





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                         (EXPRESSED IN CANADIAN DOLLARS)




                                                                                                   GOLDEN ARROW
                                                      NAVIDAD                        SUBTOTAL         RELATED
                                      NAVIDAD          AREAS          IVA TAX         NAVIDAD       PROPERTIES         TOTAL
                                         $               $               $               $               $               $


Balance, beginning of year            1,253,391          16,178         199,457       1,469,026       6,744,907       8,213,933
                                   ------------    ------------    ------------    ------------    ------------    ------------
Expenditures during the year

     Assays                             567,364               -               -         567,364           1,702         569,066
     Communications                      13,729               -               -          13,729               -          13,729
     Drilling                         1,663,984               -               -       1,663,984               -       1,663,984
     Environmental                      252,201               -               -         252,201          65,166         317,367
     Office and other                   172,874          22,786               -         195,660          48,798         244,458
     Salaries and Contractors           994,912           2,949               -         997,861           2,339       1,000,200
     Supplies and Equipment             147,422             529               -         147,951               -         147,951
     Transportation                      51,583               -               -          51,583               -          51,583
     Option payments                     19,595          70,252               -          89,847          12,048         101,895
     IVA Tax                                  -               -         468,479         468,479               -         468,479
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      3,883,664          96,516         468,479       4,448,659         130,053       4,578,712
                                   ------------    ------------    ------------    ------------    ------------    ------------
Balance, before transfer              5,137,055         112,694         667,936       5,917,685       6,874,960      12,792,645
Future income tax (Note 8)              633,913               -               -         633,913               -         633,913
Property transfer to Golden Arrow             -               -               -               -      (6,874,960)     (6,874,960)
                                   ------------    ------------    ------------    ------------    ------------    ------------
Balance, end of year                  5,770,968         112,694         667,936       6,551,598               -       6,551,598
                                   ============    ============    ============    ============    ============    ============





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS AND CONTINGENCY

         The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year but currently does not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing.

         In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. On September 29, 2005 the Company made an offer to Aquiline to settle the litigation. The Board of Directors decided to make the offer due to the inherent risks of litigation, to minimize the significant legal costs and most importantly to allow the Company to continue with its business plan to develop Navidad. The offer was rejected and the action continued on to trial. The trial commenced on October 11, 2005 and ended on December 12, 2005. The Court's decision is expected in the first half of 2006. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment. However, in the event of an adverse judgment the Company may suffer loss and such loss could be material; the Company might not be able to proceed with its plans for the development of Navidad and could lose the ownership rights it currently has over the project. The Company continues to expense the legal and related costs of defending the action as they are incurred and has not made a provision for the future costs that will be incurred or their potential recovery from the plaintiff.

2.       SPIN-OFF OF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the
         Reorganization the Company continued to hold the Navidad Area properties, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company. The Navidad project, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company. On completion of the Reorganization, the Company transferred to Golden Arrow:

         i) all of the Company's investment in its mineral properties, excluding the Navidad project and Navidad Area properties and related future income tax liabilities;
         ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company;
         iii)     certain  marketable  securities at their recorded values;
         iv)      cash and cash equivalents

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)




2.       SPIN-OFF OF ASSETS (continued)

         The aggregate carrying amount of the net assets transferred from the Company to Golden Arrow during 2004 is as follows:
                                                                       2004
                                                                         $

         Cash and cash equivalents                                    1,020,189
         Marketable securities and other current
              assets and liabilities                                    548,841
         Mineral properties and deferred cost and equipment           6,874,960
         Future income tax liabilities                               (1,079,112)
                                                                   ------------
                                                                      7,364,878
                                                                   =============

         During 2005 the Company paid $145,866 to Golden Arrow from the exercise of warrants of the Company that resulted in the issue of Golden Arrow shares as required by the terms of the Reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

         The Company's comparative amounts in the Statement of Operations and Deficit include an allocation of general and administrative expenses as Loss allocated to spin-off assets. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on a cost specific basis.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 10.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates include the determination of environmental obligations, the recoverability of mineral properties, and the assumptions used in the determination of the fair value of stock based compensation. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's principal subsidiary is Inversiones Mineras Argentinas S.A.. All inter-company transactions and balances have been eliminated.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of initial investment.

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost and market.

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.

         EQUIPMENT

         Equipment, which comprises leasehold improvements and office furniture and equipment, is recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives of five years.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2005 the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are reviewed for impairment when events or circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of December 31, 2005, the market value of marketable securities was $270,000 (2004 - $270,000).

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized to the extent that they are not considered likely to be realized.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         LOSS PER SHARE

         Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6.

         STOCK BASED COMPENSATION

         The Company has an employee stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using a Black Scholes option pricing model and the expense or addition to mineral properties is recognized over the vesting period.

         VARIABLE INTEREST ENTITIES

         Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company expects to receive or absorb the majority of the entity's expected losses, expected residual returns or both. The Company has determined that it has no variable interest entities.

         COMPARATIVE FIGURES

         Certain of the prior year comparatives have been reclassified to conform with the current year's presentation.

4.       MARKETABLE SECURITIES

                                                   ----------------------------    ----------------------------
                                                               2005                            2004
                                                   ----------------------------    ----------------------------
                                                                       QUOTED                          QUOTED
                                                      RECORDED         MARKET         RECORDED         MARKET
                                                       VALUE           VALUE           VALUE           VALUE
                                                         $               $               $               $

         Tinka Resources Limited
              - 300,000 common shares                    96,000         126,000          96,000         180,000
         Consolidated Pacific Bay Minerals Ltd.
              - 900,000 common shares                    90,000         144,000          90,000          90,000
                                                   ------------    ------------    ------------    ------------
                                                        186,000         270,000         186,000         270,000
                                                   ============    ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly-traded companies as partial consideration.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       EQUIPMENT AND LEASHOLD IMPROVEMENTS

                                                       2005            2004
                                                         $               $

         Office equipment and computers                       -         231,724
         Leasehold improvements                               -          96,634
                                                   ------------    ------------
                                                              -         328,358
         Less: Accumulated depreciation                       -        (234,256)
                                                   ------------    ------------
                                                              -          94,102
                                                   ============    ============

         On May 6, 2005, on the signing of an Administration Services Agreement, the Company transferred its corporate equipment and leasehold improvements to Grosso Group Management Ltd. (the "Grosso Group") at their carrying values of $93,177 as of December 31, 2004. As of December 31, 2005 the Company has received $46,589 from the Grosso Group for these assets. The remaining balance due from the Grosso Group is included in Accounts Receivable.


6.       SHARE CAPITAL

         Authorized   - unlimited common shares without par value
                      - 100,000,000 preferred shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2002                  26,550,606      21,354,823

         Private placement                            2,900,000       2,610,000
         Exercise of options                          1,855,850         895,859
         Exercise of warrants                         4,969,066       2,940,428
         Exercise of agent's options                    105,930          95,337
         Less share issue costs                               -       (188,850)
                                                   ------------    ------------
         Balance, December 31, 2003                  36,381,452      27,707,597

         Private placement                            1,500,000       4,650,000
         Exercise of options                            441,650         597,910
         Exercise of agents' options                    121,820         184,838
         Contributed surplus reallocated on
              exercise of options                             -         226,630
         Exercise of warrants                         5,371,285       4,275,149
         Proceeds collected and paid on behalf
              of Golden Arrow shares                          -        (107,544)
         Less share issue costs                               -        (552,273)
                                                   ------------    ------------
         Balance, December 31, 2004                  43,816,207      36,982,307

         Private placement                            3,333,340      10,000,020
         Exercise of options                             10,000          31,000
         Exercise of agents' options                    168,000         546,000
         Contributed surplus reallocated
              on exercise of options                          -         131,270
         Exercise of warrants                         1,485,517       3,784,011
         Proceeds collected and paid on behalf
              of Golden Arrow shares                          -        (145,866)
         Less share issue costs                               -        (914,070)
                                                   ------------    ------------
         Balance, December 31, 2005                  48,813,064      50,414,672
                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (a) During fiscal 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,263,283 net of $600,001 agent's commission and $136,736 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters were granted as commission 233,334 underwriter's warrants, representing 7% of the number of units issued. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on September 12, 2007. The underwriter's warrants were valued using the Black-Sholes Pricing Model. The warrants were valued at $0.76 per warrant for a total value of $177,333 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2005, no underwriter's warrants had been exercised.

         (b) During fiscal 2004, the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit for proceeds of $4,238,763, net of $339,000 agent's commission and $72,237 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued 200,000 compensation options to the agent to acquire 200,000 shares at $3.25 per share and 100,000 warrants at $3.70 per share on or before February 23, 2005. The compensation options granted were valued at $0.705 per option using the Black-Scholes Option Pricing Model, for a total value of $141,036, which has been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2004, a total of 32,000 compensation options had been exercised. The balance of 168,000 compensation options was exercised during 2005.

         (c) During fiscal 2003, the Company completed a brokered private placement for 2,900,000 units at a price of $0.90 per unit, for cash proceeds of $2,421,150, net of share issue costs of $188,850. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 per share on or before April 28, 2004. Certain officers and directors of the Company purchased 445,000 units of the private placement.

         (d)      Stock options and stock based compensation

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). The stock options granted during 2005 are subject to a four month hold period and exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is presented below:

                                           ---------------------    ---------------------     ---------------------
                                                   2005                    2004                      2003
                                           ---------------------    ---------------------     ---------------------
                                             OPTIONS    WEIGHTED      OPTIONS    WEIGHTED       OPTIONS    WEIGHTED
                                           OUTSTANDING  AVERAGE     OUTSTANDING  AVERAGE      OUTSTANDING  AVERAGE
                                               AND      EXERCISE        AND      EXERCISE         AND      EXERCISE
                                           EXERCISABLE   PRICE      EXERCISABLE   PRICE       EXERCISABLE   PRICE
                                                           $                        $                         $

                  Balance,                   3,568,500    2.10        2,528,150    1.32         2,465,500    0.44
                       Beginning of year
                  Granted                    1,360,000    3.74        1,512,000    3.14         1,918,500    1.60
                  Exercised                    (10,000)   3.10         (441,650)   1.14        (1,855,850)   0.44
                  Cancelled                    (37,500)   3.92          (30,000)   3.10                 -       -
                                           -----------              -----------               -----------
                  Balance, end of year       4,881,000    2.54        3,568,500    2.10         2,528,150    1.32
                                           ===========              ===========               ===========

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                  Stock options outstanding and exercisable at December 31, 2005 are as follows:

                            NUMBER       EXERCISE PRICE     EXPIRY DATE
                                               $

                           205,000            0.40          July 19, 2006
                           119,000            0.50          May 2, 2007
                           115,000            0.50          September 23, 2007
                            90,000            0.84          March 7, 2008
                           300,000            0.90          May 30, 2008
                         1,305,000            1.87          August 27, 2008
                         1,347,000            3.10          March 24, 2009
                            25,000            3.10          March 24, 2007
                            50,000            4.20          December 01, 2009
                           865,000            4.16          March 16, 2010
                           460,000            2.92          November 16, 2010
                        ----------
                         4,881,000
                        ==========

                  During fiscal 2005, the Company granted 1,360,000 stock options (2004 - 1,512,000; 2003 - 1,918,500). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:
                                                2005        2004        2003

                  Risk-free interest rate  3.32% - 3.70%   2.38%   3.76% - 4.16%
                  Estimated volatility       70% - 77%       77%     74% - 78 %
                  Expected life              2.5 years   2.5 years   2.5 years
                  Expected dividend yield        0%          0%          0%


                  For  2005,  stock  based  compensation  of  $2,380,000  (2004:
                  1,972,869;  2003:  1,487,235) was recorded by the Company,  of which  $1,800,000  (2004:  $1,972,860;  2003:  $1,487,235)  is
                  included in expenses and $580,000 (2004: Nil; 2003: Nil) is included in capitalized mineral property expenditures, with a corresponding increase in contributed surplus.

                  The weighted average fair value per share of stock options granted during the year was $1.76 per share (2004 - $1.28; 2003 - $0.63). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (e)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)
                                         ----------    ----------    ----------
                                            2005          2004          2003
                                         ----------    ----------    ----------
                  Balance,
                     beginning of year    1,422,017     6,042,448     9,511,550
                  Issued                  1,984,004       810,909     1,502,965
                  Exercised              (1,485,517)   (5,371,285)   (4,969,066)
                  Cancelled                       -       (38,955)            -
                  Expired                   (20,500)      (21,100)       (3,001)
                                         ----------    ----------    ----------
                  Balance,
                     end of year          1,900,004     1,422,017     6,042,448
                                         ==========    ==========    ==========

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2005 are as follows:

                      NUMBER         EXERCISE PRICE          EXPIRY DATE
                                           $

                    1,666,670             3.45               September 14, 2009
                      233,334             3.25               September 13, 2007
                   ----------
                    1,900,004
                   ==========


7.       RELATED PARTY TRANSACTIONS

         (a) Effective January 1, 2005 the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow, Amera Resources Corporation ("Amera") and Gold Point Energy Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2005, the Company incurred fees of
                  $730,802 to the Grosso Group: $764,012 was paid in twelve monthly payments and $33,210 is included in accounts receivable, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in accounts receivable, prepaids and deposits is a $205,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         (b) During fiscal 2005, the Company paid $241,088 (2004 - $476,226; 2003 - $330,600) to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

         (c) Prior to the signing of the Administration Services Agreement with the Grosso Group in 2005, the Company shared its office facilities with Amera and Golden Arrow. During fiscal 2005, the Company received $nil (2004 - $66,390; 2003 - $35,110)
                  from Amera and $nil (2004 - $57,000; 2003 - $Nil) from Golden Arrow for shared rent and administration costs.

         (d) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective January 1, 2005 the Company subleased the office premises to the Grosso Group.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

7.       RELATED PARTY TRANSACTIONS (continued)

         (e) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on December 31, 2005, the amount payable under the agreement would be $1,047,000.

         Other related party transactions are disclosed elsewhere in these consolidated financial statements.


8.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                       2005            2004            2003
                                                         $               $               $

         Statutory tax rate                            34.12%          35.62%          37.62%
                                                   ============    ============    ============

         Loss for the year                           (5,764,874)     (4,655,063)     (3,418,418)
                                                   ============    ============    ============

         Provision for income taxes based on
            statutory Canadian combined federal
               and provincialincome tax rates        (1,966,975)     (1,658,133)     (1,286,009)
         Differences in foreign tax rates                     -        (114,390)       (383,116)
         Losses for which an income tax benefit
            has not been recognized                   1,966,975       1,722,523       1,669,125
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

         The significant components of the Company's future tax assets are as follows:

                                                       2005            2004
                                                         $               $

         Future income tax assets
              Financing costs                           472,437         192,369
              Operating loss carryforward             4,709,496       3,594,455
                                                   ------------    ------------
                                                      5,181,933       3,786,824
         Valuation allowance for future tax assets   (5,181,933)     (3,786,824)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         FUTURE INCOME TAX LIABILITIES

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2005, the Company recorded a future income tax liability of $875,017 (2004 - $633,913) and a corresponding adjustment to mineral properties.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       INCOME TAXES (continued)

                                                       2005            2004
                                                         $               $

         Future income tax liabilities                1,760,110         885,093
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $13,684,112 that may be available for tax purposes. The losses expire as follows:

                    EXPIRY DATE               $

                        2006              1,255,915
                        2007              1,261,932
                        2008                841,160
                        2009              1,317,729
                        2010              1,545,964
                        2014              2,752,324
                        2015              4,709,088
                                        -----------
                                         13,684,112
                                        ===========


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2005 and 2004.

         The Company's total assets are segmented geographically as follows:
                                   --------------------------------------------
                                                DECEMBER 31, 2005
                                   --------------------------------------------
                                     CORPORATE       ARGENTINA         TOTAL
                                         $               $               $

         Current assets               8,331,000         134,887       8,465,887
         Mineral properties
              and deferred costs              -      15,032,107      15,032,107
                                   ------------    ------------    ------------
                                      8,331,000      15,166,994      23,497,994
                                   ============    ============    ============

                                   --------------------------------------------
                                                DECEMBER 31, 2004
                                   --------------------------------------------
                                     CORPORATE       ARGENTINA         TOTAL
                                         $               $               $

         Current assets               5,438,079         138,077       5,576,156
         Equipment                       93,177             925          94,102
         Mineral properties
              and deferred costs              -       6,551,598       6,551,598
                                   ------------    ------------    ------------
                                      5,531,256       6,690,600      12,221,856
                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


10.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.

         The effects of significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                       2005            2004            2003
                                                                         $               $               $

         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (5,764,874)     (4,655,063)     (3,418,418)
         Mineral properties and deferred costs for the year (i)      (8,480,509)     (5,212,625)     (2,134,757)
         Reversal of Future income tax liability (i)                    875,017         633,913         322,217
         Write down of marketable securities                                  -          99,762               -
         Mineral properties and deferred costs written off
              during the year which would have been
                  expensed in the year incurred (i)                           -               -         776,626
         Stock-based compensation (iii)                                       -               -        (144,000)
                                                                   ------------    ------------    ------------
         Loss for the year under US GAAP                            (13,370,366)     (9,134,013)     (4,598,332)

         Unrealized gains (losses)
              on available-for-sale securities (ii)                           -        (387,160)        434,346
                                                                   ------------    ------------    ------------
         Comprehensive loss (iv)                                    (13,370,366)     (9,521,173)     (4,163,986)
                                                                   ============    ============    ============

         Basic and diluted loss per share under US GAAP                   (0.29)          (0.22)          (0.14)
                                                                   ============    ============    ============

         Weighted average number of common shares outstanding        46,197,029      40,939,580      32,251,753
                                                                   ============    ============    ============


                                                                       2005            2004
                                                                         $               $

         SHAREHOLDERS' EQUITY

         Balance per Canadian GAAP                                   20,761,073      10,813,385
         Mineral properties and deferred costs expensed (i)         (15,032,107)     (6,551,598)
         Reversal of Future income tax liability (i)                  1,760,110         885,093
         Accumulated other comprehensive income (ii)                     84,000          84,000
                                                                   ------------    ------------
         Balance per US GAAP                                          7,573,076       5,230,880
                                                                   ============    ============

                                                                       2005            2004
                                                                         $               $
         MINERAL PROPERTIES AND DEFERRED COSTS

         Balance per Canadian GAAP                                   15,032,107       6,551,598
         Mineral properties and deferred costs
              expensed under US GAAP (i)                            (15,032,107)     (6,551,598)
                                                                   ------------    ------------
         Balance per US GAAP                                                  -               -
                                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                       2005            2004
                                                         $               $
         FUTURE INCOME TAX LIABILITY

         Balance per Canadian GAAP                    1,760,110         885,093
         Reversal of future income tax liability(i)  (1,760,110)       (885,093)
                                                   ------------    ------------
         Balance per US GAAP                                  -               -
                                                   ============    ============

                                                       2005            2004            2003
                                                         $               $               $

         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                 (3,849,618)     (2,961,734)     (1,419,549)
         Mineral properties and deferred costs(i)    (7,025,492)     (4,578,712)     (1,850,761)
                                                   ------------    ------------    ------------
         Cash used per US GAAP                      (10,875,110)     (7,540,446)     (3,270,310)
                                                   ============    ============    ============

                                                       2005            2004            2003
                                                         $               $               $
         INVESTING ACTIVITIES

         Cash used per Canadian GAAP                 (6,978,903)     (4,509,717)     (1,872,636)
         Mineral properties and deferred costs(i)     7,025,492       4,578,712       1,850,761
                                                   ------------    ------------    ------------
         Cash provided by (used) per US GAAP             46,589          68,995         (21,875)
                                                   ============    ============    ============

         i)       Mineral Properties and Deferred Costs

                  Mineral properties and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. For US GAAP purposes, the Company expenses exploration costs relating to unproven mineral properties as incurred, and reverses any associated future income tax liabilities. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed, on a periodic basis, to determine whether the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value determined using discounted cash flows.

         ii)      Investments

                  The Company's marketable securities are classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         iii)     Accounting for Stock-Based Compensation

                  For US GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" until December 31, 2003. Under US GAAP, when stock options are cancelled and immediately reissued at a revised price (the "Repricing"), these options are accounted for as variable compensation from the date of the Repricing. As a result of a Repricing, the Company recorded compensation cost in 2003.

                  During fiscal 2004, for US GAAP purposes, the Company adopted the fair value based method of accounting for stock-based compensation on a modified prospective basis in accordance with FAS 148. This application is consistent with the early application of CICA 3870 under Canadian GAAP (Note 3). Accordingly, effective January 1, 2004, there is no difference on accounting for stock-based compensation under Canadian and US GAAP.

         iv)      Comprehensive Income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         v)       Spin-Off of Assets to Golden Arrow

                  Under Canadian GAAP, a spin-off of assets is accounted for and disclosed in accordance with CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Under US GAAP, such a spin-off would be accounted for and disclosed as a dividend in kind and would not require separate carve-out of results in the statements of operations and cash flows nor separate balance sheet classification.

         vi)      Recent Accounting Pronouncements

                  ACCOUNTING CHANGES AND ERROR CORRECTIONS


                  SFAS 154 , effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The Company will apply this standard for US GAAP purposes commencing in fiscal 2006.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  FINANCIAL INSTRUMENTS

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash and cash equivalents, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

                  HEDGE ACCOUNTING

                  Handbook Section 3865, "Hedges" provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

                  The Company does not currently have any hedging relationships.

                  NON-MONETARY TRANSACTIONS

                  CICA Handbook Section 3831 "Non-Monetary Transactions" will be applicable to the company commencing with the 2006 financial year. Under this standard, exchanges of non-monetary assets after January 1, 2006 would be recorded at carrying value if they lack commercial substance.

                  COMPREHENSIVE INCOME

                  New Handbook Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

                  At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


  11.    SUPPLEMENTARY CASH FLOW INFORMATION


         Non-cash investing and financing activities were conducted by the Company as follows:


                                                                       2005            2004            2003
                                                                         $               $               $

         Investing activities
              Proceeds on disposition of mineral properties                   -        (252,000)       (272,982)
              Acquisition of marketable securities                            -         252,000         272,982
              Expenditures on mineral properties and deferred costs    (580,000)              -               -
              Stock based compensation capitalized                      580,000               -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


                                                                       2005            2004            2003
                                                                         $               $               $
         Financing activities
              Shares issue costs                                       (177,333)              -               -
              Shares issued on exercise of options                            -         204,070          74,379
              Contributed surplus                                       177,333        (204,070)        (74,379)
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============



12.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2005, the Company:

         a) Completed on March 21, 2006 a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

         b) Issued 120,000 common shares for $172,900 on the exercises of stock options.

                              IMA EXPLORATION INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2005


INTRODUCTION

The following management discussion and analysis and financial review, prepared as of March 29, 2006, should be read in conjunction with the Company's audited annual consolidated financial statements and related notes for the years ended December 31, 2005 and 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flows. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. On September 29, 2005 the Company made an offer to Aquiline to settle the litigation. The Board of Directors decided to make the offer due to the inherent risks of litigation, to minimize the significant legal costs and most importantly to allow the Company to continue with its business plan to develop Navidad. The offer was summarily rejected within 24 hours and the action continued on to trial. The trial commenced on October 11, 2005 and ended on December 12, 2005. The Court is currently reviewing the thousands of pages of transcripts from the two month long trial along with testimony from numerous witnesses and the lengthy arguments submitted by both parties. The Court's decision is expected in the first half of 2006. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment. However, in the event of an adverse judgment the Company may suffer loss and such loss could be material; the Company might not be able to proceed with its plans for the development of Navidad and could lose the ownership rights it currently has over the project. The Company continues to expense the legal and related costs of defending the action as they are incurred and has not made a provision for the future costs that will be incurred or their potential recovery from the plaintiff.

During the year ended December 31, 2004 the Company completed its reorganization, which had the effect of transferring all the non-Navidad mineral properties and related assets to a new corporation, Golden Arrow Resources Corporation ("Golden Arrow"). The reorganization allowed the Company to focus all its efforts and resources on the Navidad project located in Chubut Province, Argentina. The ongoing exploration programs have returned excellent results.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera Resources Corporation ("Amera") and Gold Point Energy Corp. ("Gold Point"), each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

In March 2005 the Company engaged the services of Augusto Baertl of Lima, Peru, to determine the economic feasibility of the Navidad Project, through a contract with Mr. Baertl's company, Gestora de Negocios e Inversiones SA. A scoping study is in process as a first step in the determination of the economic viability of Navidad. Mr. Baertl's mandate is a continuing one whose objective is ultimately the achievement of commercial production.

PROPERTIES UPDATE

NAVIDAD

On February 3, 2003 the Company announced the discovery of silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut Province, Argentina. A Phase I drill program commenced in November 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Phase III drill program commenced in November 2004 and was completed in September 2005. The Company commenced a Phase IV drill program in January 2006 that is ongoing at the present time.

On May 25, 2004, just six months after the first drilling on the Navidad Project, the Company released the first resource estimate for the Galena Hill deposit. Since then, a number of resource estimate updates have been released, the most recent on February 16, 2006 in which the Company reported that Navidad Project Indicated resources are estimated at 93.4 million tonnes grading 102 g/t silver and 1.41% lead for a total of 305.7 million ounces silver and 2.90 billion pounds of lead (1.32 million tonnes) making the Navidad discovery a truly world class silver-lead deposit.

In December 2005 the Company released preliminary metallurgical test results and announced that it has retained the international mining consulting firm Pincock, Allen and Holt of Denver, Colorado, to prepare a conceptual study of the Navidad project. This study is expected to provide preliminary technical, legal, social, environmental and economic parameters of the Navidad project to guide the ongoing development of the project. It will be based on the resources outlined in the February 2006 update.

In addition to its active exploration program, the Company has made a strong commitment to its ongoing community relations and environmental baseline data collection programs in the project area. The Company intends to continue expanding the silver and lead resources at Navidad by systematically drill testing exploration targets as well as expanding and better defining areas where resources have been defined.

INDICATED AND INFERRED RESOURCES

On February 16, 2006 the Company announced the results of an updated resource estimation carried out by Snowden Mining Industry Consultants Inc. ("Snowden") which included Indicated and Inferred Resources at Calcite NW. IMA has now defined continuous silver resources over a 3.6 kilometre strike length along the Navidad Trend in the Galena Hill, Connector Zone, Navidad Hill, Calcite Hill and Calcite NW deposits. Inferred and indicated resources estimated to date on the Navidad Project are presented in the table below at a range of cut-off grades:


   NAVIDAD PROJECT INDICATED RESOURCES AT 50 G/T SILVER EQUIVALENT CUT-OFF(1):

--------------------------------------------------------------------------------
                 THOUSAND                                   CONTAINED  CONTAINED
CUT-OFF GRADE     TONNES     SILVER   COPPER   LEAD   ZINC    SILVER      LEAD
(g/t AgEq(1))                (g/t)      (%)     (%)    (%)    (M ozs)    (M lbs)
--------------------------------------------------------------------------------

      50          93,393       102     0.05    1.41   0.16    305.73      2,900
--------------------------------------------------------------------------------
      60          83,134       110     0.05    1.52   0.17    293.86      2,792
--------------------------------------------------------------------------------
      80          74,498       118     0.05    1.64   0.18    281.83      2,690
--------------------------------------------------------------------------------
      100         66,615       126     0.05    1.76   0.19    269.06      2,583
--------------------------------------------------------------------------------
      200         53,715       141     0.06    2.01   0.21    243.99      2,376
--------------------------------------------------------------------------------
      300         22,456       213     0.06    3.03   0.29    153.57      1,498
--------------------------------------------------------------------------------

   NAVIDAD PROJECT INFERRED RESOURCES AT 50 G/T SILVER EQUIVALENT CUT-OFF(1):

--------------------------------------------------------------------------------
                 THOUSAND                                   CONTAINED  CONTAINED
CUT-OFF GRADE     TONNES     SILVER   COPPER   LEAD   ZINC    SILVER      LEAD
(g/t AgEq(1))                (g/t)      (%)     (%)    (%)    (M ozs)    (M lbs)
--------------------------------------------------------------------------------

      50          11,063        65     0.03    0.85   0.12     23.03       207
--------------------------------------------------------------------------------
      60           9,056        72     0.03    0.91   0.12     20.93       183
--------------------------------------------------------------------------------
      80           5,576        92     0.04    1.02   0.13     16.44       125
--------------------------------------------------------------------------------
      100          3,920       107     0.04    1.11   0.14     13.43        96
--------------------------------------------------------------------------------
      200            597       145     0.06    2.50   0.26      2.77        33
--------------------------------------------------------------------------------
      300             41       312     0.17    1.02   0.13      0.41         1
--------------------------------------------------------------------------------
Notes:
1. Silver equivalent calculated using US$6.00/oz silver and $0.35/lb lead. (AgEq = Ag + (%Pb*10,000/250). No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient information is available to do so.
2. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.
3. Resource categories (Indicated and Inferred) used here and the preparation of this resource estimate conform to National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Definition Standards on Mineral Resources and Reserves, 2004".
4. A National Instrument 43-101 Technical Report documenting the Snowden Resource Estimate will be filed at www.sedar.com as is required by Security Commission regulations.
5. An `INFERRED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
6. An `INDICATED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Detailed review of the geological interpretation and block model shows that the Calcite Hill deposit, the Connector Zone and Calcite NW remain open and insufficiently drill tested in several areas.

METALLURGICAL TESTWORK

On December 1, 2005 the Company released a summary of preliminary Metallurgical testwork carried out on samples of Galena Hill, Navidad Hill, and Calcite Hill mineralization demonstrating that Navidad mineralization is amenable to concentration by simple, cost effective, and environmentally benign differential flotation processes. In addition to flotation testwork, the Company is also currently investigating the production of silver metal through hydrometallurgical means from low-grade, high-recovery silver concentrates. On February 16, 2006 IMA released highly encouraging preliminary results from alkaline pressure oxidation followed by thiosulphate leaching of silver concentrates.

Flotation testwork has been conducted by G&T Metallurgical Services Ltd. of Kamloops B.C. (G&T), an ISO 9001:2000 accredited firm. All work was performed under the supervision of Tom Shouldice, P. Eng., General Manager - Operations at G&T. Peter Taggart, P.Eng, of P. Taggart & Associates Ltd., provided overall program direction, acting as IMA's representative. Both are considered Qualified Persons as defined by National Instrument 43-101.

Limited flotation testwork on two composite samples (high lead-moderate silver and high silver-low lead) from Calcite Hill yielded excellent results. Locked cycle flotation tests performed on the lead-rich sample yielded a very high quality lead concentrate containing 80.4% lead and 709 g/t silver at a lead recovery of 92% and silver recovery of 86%. The silver-rich sample produced a silver concentrate grading 10,500 g/t silver at a silver recovery of 88%.

Mineralization at Galena Hill consists predominantly of fine-grained galena and pyrite with lesser amounts of sphalerite and chalcopyrite. Electron microprobe studies have shown silver to be contained within the lattice of both galena and pyrite, with the bulk of the silver present within pyrite. Flotation tests to date have focused on producing separate lead and silver (pyrite) concentrates through differential flotation. Fourteen rougher and 37 open circuit cleaner tests were performed on the Galena Hill composite samples. The results of three locked cycle tests confirm data produced in the open circuit tests. Lead metallurgical performance at Galena Hill was generally good with 74 to 84% of the lead reporting to the lead concentrates which grade between 62.0 and 75.3% lead and include 386 to 968 g/t silver. Subsequent to galena flotation, a pyrite concentrate was produced that recovered 37 to 57% of the total silver and contains 1,083 to 3,546 g/t silver. Total locked cycle test silver recoveries (lead concentrate plus silver concentrate) range from 54 to 82%. Silver recoveries as high as 93.2% have been obtained with batch flotation tests designed to maximize silver recovery at the expense of concentrate grade. Ongoing work targeting improved silver recoveries for Galena Hill includes additional flotation tests using alternate reagents, and mineralogical studies to identify distinct pyrite types present in concentrates and tails.

Hydrometallurgical testwork carried out at SGS Lakefield under the direction of Dr. David Dreisinger, P.Eng. of Dreisinger Consulting Inc. has shown that silver concentrates from Galena Hill are amenable to pressure oxidation under neutral to alkaline conditions followed by atmospheric leaching using calcium thiosulphate as a lixiviant. Preliminary bench-scale testwork has produced silver recoveries of 87% after 24 hours and 89% after 72 hours of leaching. These tests were conducted on a very low-grade silver concentrate (235 g/t silver), it is hoped that additional improvements in silver recovery may be realized in future testwork on higher-grade concentrates. The company is very encouraged by these results as they indicate that the Navidad Project could produce silver dore on-site using an environmentally benign lixiviant rather than the more commonly used sodium cyanide. Calcium thiosulphate is routinely used as fertilizer in the agricultural industry.

Two distinct styles of mineralization from Navidad Hill were studied. Both samples had high silver values (436 and 287 g/t Ag) but only one contained significant lead (3.11% Pb) and both comprised mixed sulfide and oxide mineralization. Flotation testwork on both samples produced a single bulk sulphide concentrate. Silver recoveries of approximately 64 to 85% were achieved in concentrates grading from 10,449 to 12,246 g/t silver.

While significant progress has been made in understanding the metallurgy of the Navidad deposits, the Company is confident that with additional testwork, our highly skilled and experienced metallurgical team will continue to unlock additional value through improvements to metallurgical performance.

EXPLORATION PROGRAM:

The Phase I drill program at Navidad comprised 8,859.6 metres in 53 holes, 37 of which were drilled on Galena Hill. Phase II drill program comprised 9,596.5 metres of diamond core drilling in 67 holes. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. The Phase III drill program was completed in September 2005 and comprised 23,732 metres in 131 holes. Results from the Phase III drilling have been described in News Releases dated January 13, March 4 and March 22, April 19, June 21, August 17, September 29 and October 13, 2005. The Phase III drill program has focussed on drilling in the Calcite Hill and Calcite Hill Northwest Extension areas and expansion and infill drilling on the Navidad Hill and Connector Zone areas. In addition five holes were completed at the southern end of the Loma de la Plata prospect.

The Phase IV drill program commenced in January 2006 and is ongoing with 8,252 metres of drilling in 44 holes completed as at March 19th, 2006, bringing the project total to 50,440 metres in 294 holes. The Phase IV program to date has focussed on infill and expansion drilling on Calcite Hill Northwest Extension, exploratory drilling along Esperanza, infill drilling on Galena Hill and stratigraphic drilling between the Esperanza and Argenta Trends. Results from the Phase IV program will be released in batches as they are received and compiled. No results have been released to date from the Phase IV drilling program and therefore are not discussed in the following sections.

The exploration program at the Navidad Project is being carried out under the supervision of Dr. Paul Lhotka, P.Geo., a Qualified Person as defined by National Instrument 43-101.

GALENA HILL:

The Galena Hill Deposit is hosted primarily within gently dipping trachyandesitic volcanic breccias with a matrix of galena, pyrite, calcite, and barite. These breccias are interpreted to have formed primarily by multiple hydrothermal fluid pulses. Calcareous mudstones overlie the mineralized volcanic breccias; these generally contain significant silver, lead and zinc values within one to five metres of the volcanic-mudstone contact. Sulphides occur in the mudstone both as crosscutting veinlets and as strataform beds suggesting a syn-depositional timing for the mineralization event. The Galena Hill deposit measures approximately 450 by 500 metres in plan view (at 50 g/t silver equivalent cut-off) and is up to 125 metres thick in its centre. A total of 39 drillholes delineate the Galena Hill resource. Highlights from Phase I drilling on Galena Hill include 115 metres of 497 g/t silver and 5.71% lead in hole 14 and 63.0 metres of 418.4 g/t silver, including 20.6 metres of 703.0 g/t silver, in hole 22. During Phase III, hole 175 and 197 were drilled at Galena Hill in order to collect metallurgical samples. Hole 175 intercepted 194 metres of 188 g/t silver and 5.8% lead including 49.8 metres of 481 g/t silver and 14.2% lead. Hole 197 intercepted 74.04 metres of 239 g/t silver and 1.97% lead. Results of these two holes were incorporated into the resource estimate published on February 16, 2006.

NAVIDAD HILL:

A total of 62 drill holes have been completed to date at Navidad Hill. In addition to the structurally controlled mineralization located on top of Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill.

Intercepts of structurally controlled, near vertical mineralized bodies on the top of Navidad Hill include hole NV04-110 which intersected 61.5 metres of 128 grams per tonne silver, including 5.34 metres of 1,006 grams per tonne silver.

Highlights of stratigraphically-controlled mineralization on the western flank of the Navidad volcanic dome include the exceptional intercept from hole NV04-90 that returned 35.8 metres of 2,850 grams per tonne (83.2 ounces per ton) silver including 7.3 metres of 11,995 grams per tonne (350.3 ounces per ton) silver starting from 16.5 metres depth. Drill hole 90 was drilled at an inclination of -45(degree) towards the northeast on the western flank of Navidad Hill, approximately 275 metres northwest of drill holes 1 and 2 and in an area of little or no outcrop. Bonanza-grade mineralization in drill hole 90 contains semi-massive silver-copper-lead sulphides and/or sulphosalts. In several locations native silver occurs as fine veinlets and grains up to 5 millimetres in size. Further intercepts in the area include 28.15 metres of 1,115 grams per tonne silver (32.6 ounces per tonne) including 5.97 metres of 4,579 grams per tonne (133.7 ounces per tonne) in hole 117 and 58.68 metres of 208 grams per tonne silver (6.1 ounces per tonne) in hole 112.

Phase III drilling in the area of hole 90 included holes 139 to 142 which were completed to provide more detailed information on this zone of very high-grade silver mineralization. Of these, holes 139 (17.8 metres of 1,037 g/t silver) and 142 (34.5 metres of 1,220 g/t silver) intersected significantly higher grade than that predicted from the wider spaced drilling and the prior resource block model. Results of these new holes were incorporated into the resource estimate published on February 16, 2006.

CONNECTOR ZONE:

At the Connector Zone 37 drill holes have been completed to date. Drilling has demonstrated that both structurally and stratigraphically controlled high-grade silver mineralization occurs in this area, as at Navidad Hill. In the northwestern part of the Connector Zone (holes 40, 68, 105, 106, and 107), the control on mineralization appears to be stratigraphic with the mineralization occurring in the same stratigraphic position as at the Galena Hill deposit and on the flank of Navidad Hill (hole 90). Highlights from this mineralization style include 46.7 metres of 334 grams per tonne silver from hole 107 and 13.3 metres of 545 grams per tonne silver from hole 105. In the southeastern
Connector  Zone  (holes 32, 86, 87, 108,  131,  153,  154,  155.  and 156),  the
controls on mineralization and the stratigraphic correlations are less clear. Hole 108 was drilled towards the east to cross a northerly trending structural zone partially exposed on surface and intersected an impressive 485 grams per tonne silver over 39.0 metres.

Phase III drilling at the Connector Zone (holes 153-156 and 228-237)), aimed at providing additional drill density to upgrade previously defined Inferred Resources to the Indicated Resources category, intersected moderate-grade silver mineralization over long intervals with rare high-grade structures (e.g. 2 metres of 2,171 g/t silver in hole 234) outside of the current Indicated Resource. Results include 88.8 metres of 107 g/t silver in hole 153 and 28.8 metres of 148 g/t silver in hole 154, 26 metres of 104 g/t silver in hole 230, 37 metres of 107 g/t silver in hole 231, 21 metres of 237 g/t silver in 234, and 32 metres of 110 g/t silver in hole 237. Much of this mineralization starts at or very near surface.

CALCITE HILL:

Near the end of the Phase II program a single hole, NV04-88, was drilled to test favourable stratigraphy on the edge of Calcite Hill in an area where there are few indications of mineralization or geochemical anomalies at surface. The hole intersected 72.3 metres averaging 202 grams per tonne silver and 3.45% lead from
70.3 to 142.6 metres depth and included a higher-grade interval containing 12.4 metres averaging 672 grams per tonne silver.

Highlights from Phase III drilling at Calcite Hill include: 122.6 metres of 195 g/t silver in hole 124, 196.1 metres of 113 g/t silver in hole 126, 123.6 metres of 139 g/t silver in hole 138, 46.6 metres of 300 g/t silver including 10.3 metres of 1,257 g/t silver in hole 143, 83.0 metres of 209 g/t silver in hole 148, 80.2 metres of 246 g/t silver including 25.3 metres of 476 g/t silver in hole 151, 27 metres of 407 g/t silver in hole 207 and 21 metres of 545 g/t silver in hole 209.

Mineralization encountered to date at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values. A total of 60 drill holes were used in the estimate of resources published in February 2006.

CALCITE HILL NW:

Exploration drilling in Phase III along strike towards the northwest from Calcite Hill discovered new mineralization. This new mineralization is named Calcite NW. The mineralization at Calcite Hill NW is dominantly hosted in sedimentary rocks that overly the volcanic rocks which host the majority of the mineralization at Navidad Project. Within the overlying sediments strong clay alteration is widespread and affects pelites, sandstones and conglomerates. Mineralization can be lead-rich with silver (hole 201), or lead-poor but with minor values in copper and higher silver grades (holes 202 and 203). Fine-grained but visible, disseminated native silver was located within a carbonaceous bed in hole 203. This is a new mode of occurrence of silver at Navidad Project. At Calcite Hill NW mineralization appears to be stratigraphically controlled and is disseminated in the host rock; veins or feeder structures have not been recognized. The zone is nearly flat-lying, shows good continuity from hole to hole and typically starts at shallow depths of 15 to 50 meters below surface.

Drilling at Calcite Hill NW has defined a central area of approximately 400 x 150 metres x 5 to 60 meters thick (defined by drill holes 178, 179, 202, 203 and 223-227). Highlights include: holes 178 and 179 (30.0 metres of 122 g/t silver and 25.0 metres of 251 g/t silver, respectively), 202 (10 metres of 435 g/t silver), and 203 (29 metres of 154 g/t silver). Results outside the core area include intercepts from holes 199 (31.1 metres of 62 g/t silver and 1.29% lead) and 201 (22.5 metres of 104 g/t silver and 2.79% lead). The resource estimate released in February 16, 2006 used 23 holes.

ESPERANZA TREND:

A total of 11 drillholes have been completed to date in two areas along the 6 kilometre Esperanza Trend. Highlights include 2.7 metres of 831 grams per tonne silver in hole 62 and 2.6 metres of 513 grams per tonne silver in hole 79. Interestingly, hole 79 shows signs of the mineralization being stratigraphically rather than structurally controlled as had been interpreted to date in this area. Hole 63 intersected 45.8 metres of 94 grams per tonne silver, including
4.0 metres of 246 grams per tonne silver, 800 metres to the northwest. In the same area, hole 82 intersected 54.6 metres of 64 grams per tonne silver, including 26.1 metres of 106 grams per tonne silver and also 6.0 metres of 140 grams per tonne silver. These results confirm the high grades and potential for a significant structurally and/or stratigraphically controlled zone at Esperanza. Significantly more drilling will be required to evaluate the 6-kilometre Esperanza Trend.

BARITE HILL:

A total of 8 holes were completed at Barite Hill during Phase II. Although many of these holes contain significant near surface intersections of galena matrix breccia similar in style to that at Galena Hill, they have generally lower silver and lead values. The most significant intercept was from hole NV04-76 that cut 22.1 metres of galena matrix breccia averaging 34 grams per tonne silver and 0.63% lead in the upper part of the hole and then intersected a different style of mineralization deeper in the hole that contained 21.7 metres of 88 grams per tonne silver including 8.4 metres of 191 grams per tonne silver. This deeper mineralization is associated with calcite veining within a fine-grained muddy sedimentary rock and is characterized by high silver to base metal ratios.

LOMA DE LA PLATA:

The surface exploration program launched September 2004 resulted in the discovery of the Loma de la Plata Zone, approximately 4 kilometres west of the Galena Hill deposit, through grid soil sampling. At Loma de la Plata, an area of approximately 400 x 400 metres has been systematically sampled with twelve lines of continuous and semi-continuous channel samples; these sample lines range in length from 12.5 to 135.9 metres. Highlights of channel samples include:

                  Line LP-1: 40.1 metres of 740 g/t silver
                  Line LP-3: 42.9 metres of 684 g/t silver
                  Line LP-4: 135.9 metres of 159 g/t silver
                  Line LP-7: 48.5 metres of 315 g/t silver
                  Line LP-2: 103.3 metres of 290 g/t silver
                  Line LP-9: 49.5 metres of 410 g/t silver
                  Line LP-10: 56.0 metres of 452 g/t silver

The Loma de la Plata zone is hosted within quartz-eye phyric trachyandesite volcanic rocks that dip to the northeast at 15 to 45 degrees. Mineralization occurs in micro-veinlets and breccia zones and consists primarily of minor galena and copper oxides with common native silver.

Initial drilling of five holes at Loma de la Plata has confirmed the surface discovery but has tested only a small portion of the known surface mineralization. Trenches 7 and 10 are located up to 275 metres from the current drilling and returned values of 48.5 metres of 315 g/t silver and 56.0 metres of 452 g/t silver, respectively. Of the five drill holes completed at Loma de la Plata, two (241 and 242) were drilled at angles of -45 and were collared near trenches where high-grade silver had been defined on surface. Hole 241 intersected 31.5 metres of 562 g/t silver (grade was incorrectly stated in a October 13, 2005 News Release as 684 g/t) and was drilled under trenches 1 and 3 that returned 40.1 metres of 740 g/t silver and 42.9 metres of 684 g/t silver, respectively. Hole 242 intersected 28.4 metres of 236 g/t silver and was drilled under trench 2 which returned 103.3 metres of 290 g/t silver. The strong correlation between surface results from trenching and sub-surface results from drilling suggests that little or no surface enrichment of silver has occurred at Loma de la Plata. The remaining three holes were collared 40 to 90 metres further to the east and drilled at -60 angles. These holes (243-245) appear to have missed the better-mineralized north-south trending zone as defined by trenches 1-3, 8, and 9 and drill holes 241 and 242.

Drilling at Loma de la Plata has confirmed the basic geological model of a favourable, mineralized, upper-volcanic sequence comprised of quartz-eye bearing trachyandesites. The units dip approximately 25 to 30 degrees towards the northeast and the favourable unit is approximately 30 to 35 metres thick in the area drilled to date. The form and shape of mineralized zones of veinlets and brecciation is not yet well defined, but is hosted exclusively within the trachyandesite upper volcanic rocks. Further drilling will be required to confirm the orientation and ultimate size potential of this zone.

SECTOR ZETA

At Sector Zeta, approximately 5 kilometres west of the Galena Hill Deposit, seven sample lines ranging in length from 6.7 to 60.0 metres have been completed covering an area of approximately 80 by 100 metres (see attached figure). Highlights of the Sector Zeta results include:

                  Line Z-5: 8.0 metres of 105 g/t Silver and 1.14% Copper Line Z-6: 12.0 metres of 112 g/t Silver and 1.13% Copper Line Z-7: 12.0 metres of 133 g/t Silver and 3.27% Copper

Mineralization at Sector Zeta predominantly consists of green copper oxides within argillicly altered latite volcanic rocks that are often brecciated. IMA geologists interpret that the volcanic rocks which host mineralization here are part of the same volcanic unit that hosts mineralization at Galena and Navidad Hills and also at Loma de la Plata. At present, the orientation of the mineralized zone at Sector Zeta is unknown; drill data will be needed to unambiguously define the geometry and size of the mineralization.

The possibility of leaching, or alternatively, concentration of silver and copper values at or near surface, particularly at Sector Zeta in the case of copper, cannot be determined from the data available to date and drilling will be required; no drilling has been carried out in the Sector Zeta area.

ARGENTA TREND:

On January 21, 2005 the Company released the results from a large expansion to the soil sample grid and follow-up prospecting which uncovered a series of new mineralized zones to the southeast of Loma de la Plata. The Argenta Trend includes Sector Zeta and Loma de la Plata and extends approximately 8 kilometres to the southeast, parallel with the Esperanza and Navidad Trends.

The Argenta Trend is highlighted by anomalous silver, lead and zinc values in soils with subordinate and sporadic anomalous copper. Recent surface work along the Argenta trend has discovered high-grade lead values over significant widths. New discoveries include the "Bajo del Plomo", "Filo del Plomo" and "Ginger" zones where lead values of up to 10.7% lead over 10 metres, 7.3% lead over 17 metres and 4.8% lead over 21 metres respectively, have been discovered. These new discoveries are located southeast of the Loma de la Plata zone. With the addition of the three new zones, the Argenta Trend now consists of five named mineralized zones along an 8 kilometre strike length. Mineralization styles vary from silver-copper rich at the northwest end at Sector Zeta, to silver-rich at Loma de la Plata, to lead-dominant at Bajo del Plomo, Filo del Plomo and Ginger. Mineralization is hosted by the same trachyandesitic volcanic rocks as the Galena, Navidad, and Calcite Hill deposits, and in some cases in adjacent sedimentary rocks. It appears to occur at approximately the same stratigraphic position as the known resources but with significant differences in sedimentary facies.

The Company now has over 58 square kilometres of geophysical surveying covering and extending beyond the Navidad and Argenta Trends. The Galena Hill deposit has a strong geophysical signature, while other deposits such as Navidad and Calcite Hills have much more subtle signatures. This additional geophysical coverage provides a wealth of information about the geology and structure at Navidad in addition to highlighting new areas prospective for mineralized zones that may be completely buried.

NAVIDAD AREA PROPERTIES:

The Company has 18 exploration properties in Chubut Province in addition to Navidad. The Regalo property is currently the subject of a joint venture agreement.

REGALO:

Work by Consolidated Pacific Bay Minerals Ltd. ("Pacific Bay") on the Regalo Property, currently under option from IMA, has identified highly anomalous gold in soils and silt samples over a large area. In a January 12, 2005 News Release, Pacific Bay reported that the Yastekt South zone has strong associated gold anomalies consistent over almost one square kilometre. The Yastekt South anomaly comprises 98 soil analyses that average 299 ppb gold. Normal, "background" gold values in the area are less than 5 ppb. Two of the 98 soil analyses returned values in excess of 3 grams per tonne gold. In a June 21, 2005 press release, Pacific Bay reported that an outcrop sample on Pacific Bay's Regalo project has returned an assay value of 205 ppm uranium. On August 22, 2005 press release Pacific Bay reported that a total of 163 rock samples were collected from 26 backhoe trenches excavated within the large soil and stream sediment anomalies described above. Of these, 13 rock samples had detectable gold in the 6 to 41 ppb range. The trench samples identified anomalous arsenic, molybdenum, vanadium and zinc pathfinder elements in porous, permeable sandstones and conglomerates with strong quartz-hematite alteration.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

                                                   --------------------------------------------
                                                              YEARS ENDED DECEMBER 31
                                                   --------------------------------------------
                                                       2005            2004            2003
                                                         $               $               $
                                                   ------------    ------------    ------------
Total Assets                                         23,497,994      12,221,856      13,419,876
Long Term Financial Liabilities                               -               -               -
Total Revenues                                                -               -               -
General and Administrative Expenses                   6,148,234       4,312,616       2,503,041
Loss from Continuing Operations                      (5,764,874)     (4,523,831)     (2,449,243)
Loss per Common Share from Continuing Operations          (0.12)          (0.11)          (0.08)
Loss allocated to Spin-Off Assets                             -        (131,232)       (969,175)
Net Loss                                             (5,764,874)     (4,655,063)     (3,418,418)
Net Loss per Common Share Basic and Diluted               (0.12)          (0.11)          (0.11)
                                                   --------------------------------------------


Total assets increased $11,276,138 from December 31, 2004 to 2005 primarily due to the expenditures on the Navidad project. Total assets decreased $1,198,021 from December 31, 2003 to December 31, 2004 as a result of the transfer of assets to Golden Arrow offset by corresponding increases in the Company's cash balance and in the Navidad property carrying value. General and adminstrative expenses have increased mainly due to the increases in legal costs incurred in connection with the Aquiline legal action and due to the increase in the activity level related to continued exploration at the Navidad project and the necessary support required.

SELECTED QUATERLY FINANCIAL INFORMATION AND FOURTH QUARTER

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.


                            --------------------------------------------------  --------------------------------------------------
                                                   2005                                                2004
                            --------------------------------------------------  --------------------------------------------------
                              DEC. 31      SEP. 30      JUN. 30      MAR. 31      DEC. 31      SEP. 30      JUN. 30      MAR. 31
                                 $            $            $            $            $            $            $            $
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Revenues                              -            -            -            -            -            -            -            -

Loss from Continuing
     Operations              (1,041,118)  (1,233,392)    (972,894)  (2,517,470)  (1,164,504)    (492,562)    (466,021)  (2,400,744)
Loss per Common Share from
     Continuing Operations        (0.02)       (0.03)       (0.02)       (0.06)       (0.03)       (0.01)       (0.01)       (0.06)
Income (Loss) Allocated to
     Spin-off Assets                  -            -            -            -            -            -     (355,252)     224,020
Net Loss                     (1,041,118)   (1,233,392)   (972,894)  (2,517,470)  (1,164,955)    (492,562)    (821,273)  (2,176,273)
Net Loss per Common Share
     Basic and Diluted            (0.02)       (0.03)       (0.02)       (0.06)       (0.02)       (0.01)       (0.02)       (0.06)
                            --------------------------------------------------  --------------------------------------------------

The Net Loss for the periods includes the following:

    - Q1 2004 Net Loss includes $1,871,360 non-cash stock based compensation expense for the stock options granted during the period
    -    Q2 2004 includes $313,801 gain on disposition of mineral property
    - Q1 2005 Net Loss includes $1,800,000 non-cash stock based compensation for the stock options granted during the period
    - Q3 2005 Net Loss includes the increased legal fees related to the Aquiline litigation
    - In the quarter ended December 31, 2005, the Company's legal costs were substantially higher compared to 2004 period as the Aquiline trial took place during the quarter ended December 31, 2005. This increase was offset with a foreign exchange gain recorded in the last quarter of 2005 and with a decrease in stock based compensation in the 2005 period compared to 2004.

SUMMARY OF FINANCIAL RESULTS

For the year ended December 31, 2005, the Company reported a consolidated loss of $5,764,874 ($0.12 per share), an increase of $1,109,811 from the loss of $4,655,063 ($0.11 per share) for the year ended December 31, 2004. The increase in the loss in 2005, compared to 2004 amount, was due to a number of factors of which $1,835,618 can be attributed to increases in operating expenses and $725,807 decrease in other items.

The Company's prior period financial statements have been reclassified in accordance with Canadian GAAP. The net assets transferred to Golden Arrow were described as "Spin-Off Assets Transferred" and the allocated expenses are described as "Loss Allocated to Spin-Off Assets" in the consolidated financial statements. This reclassification did not change previously reported total losses. The allocation of expenses was calculated on the basis of the ratio of the specific assets transferred to assets retained. A loss of $131,231 was allocated to spin-off assets in the 2004 period.

RESULTS OF OPERATIONS

The Company's operating expenses for the year ended December 31, 2005 were $6,148,234 an increase of $1,835,618 from $4,312,616 in 2004. $339,516 of the
2004 operating expenses had been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on a cost specific basis.

Professional fees increased $1,432,498 to $2,327,278 in 2005, primarily due to legal costs incurred in connection with the Aquiline legal action as well as increased costs of compliance. In 2005 the Company recorded non-cash stock based compensation of $2,380,000 compared to $1,972,860 in 2004, for stock options granted to its employees, consultants and directors, of which $1,800,000 is included in expenses in 2005 compared to $1,972,860 in 2004 and $580,000 in 2005 compared to Nil in 2004 is included in capitalized mineral property expenditures. Other notable changes in the operating expenses are: (i) Salaries increased $272,151 due to staff increases (salaries in 2005 are a portion of the monthly fee charged for services by the Grosso Group while in 2004 the Company directly employed its staff); (ii) Administrative and management services decreased by $89,744 due to some of the services provided by consultants in 2004 were provided by employees of the Grosso Group during 2005 and are included in salaries (iii) there are no cost recoveries (for shared administrative costs and rent) from Amera or Golden Arrow in 2005; (iv) Corporate development and investor relations increased $207,951, as the Company has made its shareholders and others more aware of its Navidad project and its potential, (v) Office and Sundry increased $40,337 mainly due to the increase in insurance premiums and an increase in activity, (vi) Transfer agent and regulatory fees increased $141,972 mainly due to the costs of the Company's listing on the American Stock Exchange,
(vii) General exploration decreased by $173,047 as the Company's focus is on Navidad property for which costs are included in capitalized mineral property expenditures, (viii) Travel increased $52,444 due to travel related to conferences and investor presentations as well as to South America.

In 2005 the Company recorded interest income of $150,406 compared to $101,589 in 2004, primarily as a result of increase of funds on deposit. In 2005 there were no reorganization costs recorded by the Company, in 2004 reorganization costs of $346,103 were recorded. There was no gain on the optioning of properties to other mining exploration companies, in 2004 a gain of $328,346 was recognized. No write down for the carrying value of marketable securities in 2005 was recognized while a $99,762 write down for the carrying value of marketable securities was recorded in 2004. A gain of $232,954 for foreign exchange was recorded in 2005 compared to loss of 195,285 in 2004. The foreign exchange adjustment in 2005 is a result of a continued strengthening of the Canadian dollar compared to US dollar and due to the exchange movements between expenses being incurred in US$ and amounts exchanged to settle such payables. No gain or loss was allocated to spin-off assets in 2005, in 2004 a loss of $131,232 was recorded.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2005 was $7,731,395, an increase of $2,504,041 from December 31, 2004. Total assets increased to $23,191,738 at December 31, 2005 from $12,221,856 at December 31, 2004. This increase is mainly due to the increase in Navidad carrying value and in cash balance. During fiscal 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,263,283 net of $600,001 agent's commission and $136,736 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters were granted as commission 233,334 underwriter's warrants, representing 7% of the number of units issued. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on

September 12, 2007. The underwriter's warrants were valued using the Black-Sholes Pricing Model. The warrants were valued at $0.76 per warrant for a total value of $177,333 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At March 29, 2006, no underwriter's warrants had been exercised.

On March 21, 2006 the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

Options and warrants were exercised which resulted in cash proceeds of $4,215,145 during 2005. The Company paid $145,866 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

The Company has received $172,900 from the exercise of options from January 1 to March 29, 2006. As at March 29, 2006, the Company had working capital of approximately $14,000,000.

The Company considers that it has adequate resources to maintain its ongoing operations but currently may not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

Except as disclosed the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the year ended December 31, 2005 was $3,849,618, compared to cash outflow for 2004 of $2,961,734 as a result of increases in activities and changes in non-cash working capital.

FINANCING ACTIVITIES

During the year ended December 31, 2005, the Company received $14,215,165 from the issue of common shares from a brokered private placement and on the exercise of warrants and options less costs of $736,737, compared to $9,707,897, less costs of $411,237, for the year ended December 31, 2004.

INVESTING ACTIVITIES

Investing activities required cash of $6,978,903 during 2005, compared to $4,509,717 for 2004, these investing activities were primarily for additions to the Navidad project in Argentina.

RELATED PARTY TRANSACTIONS

Effective January 1, 2005 the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow, Amera and Gold Point, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During fiscal 2005, the Company incurred fees of $730,802 to the Grosso
Group: $764,012 was paid in twelve monthly payments and $33,210 is included in the Accounts receivable, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in the Accounts receivable, prepaids and deposits is a $205,000 deposit to the Grosso Group. The deposits from the member companies were used for the purchase of equipment and leasehold improvements and for operating working capital.

CRITICAL ACCOUNTING ESTIMATES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2005. These accounting policies can have a significant impact of the financial performance and financial position of the Company. As disclosed previously, the Company has not made any provision for any potential loss in the event of an adverse judgement related to the Aquiline legal action.

RECENT ACCOUNTING PRONOUNCEMENTS

Reference should be made to the recent accounting pronouncements in Canada and in US that described in Note 10 of the Company's consolidated financial statements for the year ended December 31, 2005.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount if the expenditures do not have the corresponding tax basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. In 2005 and in 2004 no impairment of long-lived assets was identified.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of December 31, 2005, the market value of marketable securities was $270,000 (2004
- $270,000).

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

METAL PRICE RISK: The Company's portfolio of properties has exposure to predominantly silver and lead. The prices of these metals, especially silver, greatly affect the value of the Company and the potential value of its properties and investments.

FINANCIAL MARKETS: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

POLITICAL RISK: Exploration is presently carried out in Argentina. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

CURRENCY RISK: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

ENVIRONMENTAL RISK: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

TITLE RISK: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. In addition, Navidad properties title has being challenged in Aquiline legal action as previously discussed.

DISCLOSURE CONTROL AND PROCEDURES

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 - Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as "... controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure". The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls, and procedures as defined under MI 52-109. In reaching this conclusion, the Company recognizes that two key factors must be and are present:

a) the Company is very dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

b)       an active Board and management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area. Therefore the Company must rely upon its advisors and consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements. Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management. The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

SHARE DATA INFORMATION

As of March 29, 2006 there were 48,933,065 common shares, 2,071,904 warrants and 4,761,000 stock options outstanding. As a result of a private placement completed on March 21, 2006, the Company has 2,865,000 special warrants outstanding. Each special warrant will entitle the holder to acquire one unit, without payment of additional consideration, consisting of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010.

INVESTOR RELATIONS

The  Company   currently  does  not  engage  any  outside   investor   relations
consultants. Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations' activities.

                                  FORM 52-109F1
                         CERTIFICATION OF ANNUAL FILINGS


I, Joseph Grosso, President and Chief Executive Officer of IMA Exploration Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS), of IMA Exploration Inc. (the issuer) for the year ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

         (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.


Date:  March 29, 2006


/s/  JOSEPH GROSSO
-------------------------------------
JOSEPH GROSSO
President and Chief Executive Officer

                                  FORM 52-109F1
                         CERTIFICATION OF ANNUAL FILINGS


I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS), of IMA Exploration Inc. (the issuer) for the year ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

         (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.


Date:  March 29, 2006


/s/ ARTHUR LANG
-------------------------------------
ARTHUR LANG
Chief Financial Officer